FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	Refund of Personal Assets Taxes

Buenos Aires, June 25, 2015

Securites and Exchange Commission

RE:     MATERIAL EVENT –Payment of cash dividends –

Refund of Personal Assets Taxes

In the last dividend payment, BBVA Banco Francés S.A. (the “Bank”) has withheld Personal Assets Taxes from any shareholders collecting dividends (i) who have not paid such tax to the Bank up to July 7,2014, and (ii) were shareholders on December 31, 2011 and 2012. In case such tax withholding should not have been applied, the relevant ADRs Holders may request a refund until July 24, 2015 by sending an e-mail to ceciliaviviana.acuna@bbva.com and/or vbories@bbva.com. In response to the e-mails received, ADRs Holders will receive the instructions to proceed accordingly.

BBVA Banco Francés S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: June 25, 2015	By:	/s/ Adrian Bressani
	Name:	Adrian Bressani
	Title:	Legal Services Director